UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 9, 2011

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Craft Brewers Alliance, Inc.

File No. 000-26542 - CF# 27372

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Craft Brewers Alliance, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 15, 2011.

Based on representations by Craft Brewers Alliance, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

                 Exhibit 10.1   through March 17, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                      Pamela Howell
                      Special Counsel